IN THE UNITED STATES DISTRICT COURT
                FOR THE NORTHERN DISTRICT OF ALABAMA
                          SOUTHERN DIVISION


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BIG B, INC.,

           Plaintiff and Counterclaim-Defendant,

                  -against-

REVCO D.S., INC. and RDS ACQUISITION INC.,                 Civil Action No.

          Defendants and Counterclaim-Plaintiffs,          CV-96-H-2496-S

                  -against-

ANTHONY J. BRUNO, VINCENT J. BRUNO,
JAMES A. BRUNO and ARTHUR M. JONES, SR.,

              Additional Counterclaim-Defendants.

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               ANSWER AND COUNTERCLAIMS OF DEFENDANTS
              REVCO D.S., INC. AND RDS ACQUISITION INC.


          Defendants, Revco D.S., Inc. ("Revco") and RDS Acquisition Inc. ("RDS"), for their Answer to the Complaint for Declaratory and Injunctive Relief (the "Complaint") of plaintiff Big B, Inc. ("Big B") allege upon knowledge with respect to themselves and their own acts, and upon information and belief as to all other matters, as follows:

          1. Revco and RDS admit the material averments, if any, made in the first and final sentences of paragraph 1 of the Complaint but are without sufficient information to admit or deny the material averments, if any, made in the remainder of paragraph 1 of the Complaint.

          2. Revco and RDS admit the material averments, if any, made in paragraph 2 of the Complaint.

          3. Revco and RDS admit the material averments, if any, made in paragraph 3 of the Complaint.

          4. Revco and RDS are without sufficient information to admit or deny the material averments, if any, made in paragraph 4 of the Complaint except that Revco and RDS admit that, on September 23, 1996, Big B announced that its Board had voted to reject the Offer and announced its intention to explore its alternatives.

          5. Revco and RDS are without sufficient information to admit or deny the material averments, if any, made in paragraph 5 of the Complaint.

          6. Revco and RDS admit only that the Big B Board of Directors announced the adoption of a Shareholder Rights Agreement, but deny all other material averments, if any, made in paragraph 6 of the Complaint.

          7. Revco and RDS deny all material averments, if any, made in the first sentence of paragraph 7 of the Complaint but are without sufficient information to admit or deny the material averments, if any, made in the second sentence of paragraph 7 of the Complaint.

          8. Revco and RDS admit only that the averments in paragraph 8 of the Complaint describe certain features of the Shareholder Rights Agreement.

          9. Revco and RDS admit only that the averments in paragraph 9 of the Complaint describe certain features of the Shareholder Rights Agreement.

          10. Revco and RDS admit only that the averments in paragraph 10 of the Complaint describe certain features of the Shareholder Rights Agreement.

          11. Revco and RDS admit only that the averments in paragraph 11 of the Complaint describe certain features of the Shareholder Rights Agreement.

          12. Revco and RDS admit only that the averments in paragraph 12 of the Complaint describe certain features of the Shareholder Rights Agreement.

          13. Revco and RDS are without sufficient information to admit or deny the averments in paragraph 13 of the Complaint regarding the intent of the Big B Board of Directors.

          14. Revco and RDS deny the material averments, if any, made in paragraph 14 of the Complaint.

          15. Revco and RDS do contest the validity of the Shareholder Rights Agreement, and do contend that it was adopted in violation of applicable law and in violation of the Big B Board of Directors' fiduciary duties.

          16. Revco and RDS deny the material averments, if any, made in paragraph 16 of the Complaint.

          17. All averments not expressly admitted are denied.

          18. Revco and RDS deny that Big B is entitled to any of the relief sought.

                         ADDITIONAL DEFENSES

          1. The Shareholder Rights Agreement violates Alabama law, including, without limitation: Sections 10-2B-6.01, 10-2B-8.32, 10-2B-7.02, and 10-2B-8.01(b) of the Alabama Business Corporation Act and Section 234, Article XII of the Alabama Constitution.

          2. The Big B Board of Directors' adoption of the
Shareholder Rights Agreement violates the Board's fiduciary duty to the shareholders.

          3. Revco and RDS reserve the right to raise additional defenses following reasonable discovery if that were ever to become necessary.

                           COUNTERCLAIMS

          Revco and RDS, for their counterclaims, allege upon knowledge with respect to themselves and their own acts, and upon information and belief as to all other matters, as follows:

                    Nature of the Counterclaims

          1. Counterclaim-plaintiffs Revco and RDS bring these counterclaims for injunctive and/or declaratory relief:

          (a) to prevent the recently adopted rights agreement (the "Poison Pill") of counterclaim-defendant Big B from impeding or delaying counterclaim-plaintiffs' tender offer and proposed merger, in violation of Alabama law and the fiduciary duties of Big B's Board of Directors; and

          (b) to prevent Big B from otherwise taking actions that impede or delay counterclaim-plaintiffs' tender offer and proposed cash merger, which is made in compliance with all applicable laws, obligations and agreements.

                       Jurisdiction and Venue

          2. This Court has jurisdiction over the subject matter of these counterclaims pursuant to 28 U.S.C. ss.ss. 1332(a) and 1367(a). The counterclaim-plaintiffs and counterclaim-defendants are citizens of different states, and the matter in controversy exceeds the sum of $50,000, exclusive of interest and costs.

          3. Venue is proper in this district pursuant to 28 U.S.C. ss. 1391(a) and (c).

                            The Parties

          4. Counterclaim-plaintiff Revco is a Delaware corporation with its principal place of business in Twinsburg, Ohio. Revco operates the second largest retail drugstore chain in the United States in terms of store count while ranking third in sales volume. Revco beneficially owns common stock of Big B.

          5. Counterclaim-plaintiff RDS is a Delaware corporation with its principal place of business in Twinsburg, Ohio. It is a wholly owned subsidiary of Revco, was organized to acquire control of Big B, and has not conducted any unrelated activities since its organization. All outstanding shares of capital stock of RDS are owned by Revco. RDS owns common stock of Big B.

          6. Counterclaim-defendant Big B is an Alabama corporation with its principal place of business in Bessemer, Alabama. Big B and its subsidiaries operate a chain of drug stores in Alabama and four other states in the Southeastern United States.

          7. Counterclaim-defendant Anthony J. Bruno is a citizen of the State of Alabama and is the Chairman of the Board of Directors and Chief Executive Officer of Big B.

          8. Counterclaim-defendant Vincent J. Bruno is a citizen of the State of Alabama, is the nephew of Anthony J. Bruno and is a Director and the Senior Vice-President of Purchasing and Advertising of Big B.

          9. Counterclaim-defendant James A. Bruno is a citizen of the State of Alabama, is the son of Anthony J. Bruno and is a Director, the Secretary and an Executive Vice-President of Big B.

          10. Counterclaim-defendant Arthur M. Jones, Sr. is a citizen of the State of Alabama and is a Director and the President and Chief Operating Officer of Big B.

                    Events Leading to the Offer

          11. On August 1, 1996, Anthony J. Bruno, Chairman of the Board of Directors of Big B, and Mr. Hoven, President and Chief Executive Officer of Revco met in Birmingham, Alabama. At this meeting, Mr. Hoven indicated Revco's interest in purchasing all the common stock of Big B for cash or a combination of cash and securities. Mr. Bruno stated that he believed that the Big B common stock was undervalued by the market and that, as a result, Revco would have to offer a significant premium over the then current market price of Big B common stock.

          12. On August 5, 1996, Mr. Hoven sent a letter to Mr. Bruno whereby Revco proposed to acquire all the outstanding shares of Big B common stock for $14.00 per share payable in cash, stock or a combination of cash and stock. On August 5, 1996, the closing price of Big B common stock was $10 per share.

          13. On August 7, 1996, Mr. Hoven telephoned Mr. Bruno to confirm receipt of Revco's offer. Mr. Bruno explained that he believed that Revco's proposed offer was not adequate because Big B common stock was undervalued in the market. Mr. Bruno also explained that he would prefer that Big B remain independent.

          14. On September 3, 1996, Mr. Hoven sent a letter to Mr. Bruno (copies of which were also sent to all other Directors of Big
B) repeating Revco's offer to acquire all the outstanding shares of Big B common stock for $14.00 per share in cash, stock or a combination of cash and stock. Mr. Hoven pointed out that this offer represented a 35 percent premium over the closing price of Big B's common stock on Friday, August 30, 1996, and Mr. Hoven also discussed the strategic benefits of a merger of Big B and Revco. The letter also stated that Revco had already purchased in the open market approximately 4.9 percent of the outstanding shares of Big B common stock and intended to purchase additional shares if market conditions allowed. Mr. Hoven urged Mr. Bruno to meet with him to discuss terms for a negotiated merger but stated that, in the event Mr. Bruno chose not to commence negotiations with Revco, Revco would consider making a proposal directly to Big B's shareholders.

          15. On September 5, 1996, Mr. Hoven telephoned Mr. Bruno, who again stated his belief that Big B would benefit from remaining an independent company.


                  The Offer and the Proposed Merger

          16. On September 9, 1996, after more than a month of unsuccessful efforts to commence negotiations with Big B, Revco announced its intention to commence, through its wholly owned subsidiary, RDS, a tender offer for all outstanding shares of Big B common stock, at the price of $15.00 per share net to the seller in cash (the "Offer"). On September 10, 1996, Revco and RDS filed with the Securities and Exchange Commission a Tender Offer Statement on
Schedule 14D-1 describing the terms of the Offer. The Offer was originally conditioned, inter alia, upon (a) the valid tender of a majority of all outstanding shares of Big B's common stock on a fully diluted basis, (b) the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act") and (c) certain other conditions that are set forth in detail in Section 14 of the Offer to Purchase, which is an exhibit to counterclaim-plaintiffs' Schedule 14D-1.

          17. Counterclaim-plaintiffs made the filings required under the HSR Act, and the waiting period thereunder has already expired, with the result that the Offer may proceed without further federal antitrust review. Because of the adoption of the Poison Pill by the Directors of Big B, however, counterclaim plaintiffs had to add another condition to the

Offer; namely, the redemption, invalidation or inapplicability to the Offer and Proposed Merger (as defined below) of the Poison Pill.

          18. The purpose of the Offer is to enable Revco to acquire control of, and the entire equity interest in, Big B. As soon as practicable following consummation of the Offer, Revco will act (1) to have its nominees elected to Big B's Board of Directors to replace the current Board of Directors and (2) to propose and seek to have Big B consummate a merger with RDS or another direct or indirect wholly owned subsidiary of Revco (the "Proposed Merger"). The purpose of the Proposed Merger is to acquire all Big B shares not tendered and purchased pursuant to the Offer or otherwise. Pursuant to the Proposed Merger, each then outstanding share (other than shares owned by RDS, Revco or any of their subsidiaries, shares held in the treasury of Big B and shares owned by shareholders who perfect any available dissenters' rights under the Alabama Business Corporation Act (the "ABCA")) would be converted into the right to receive an amount in cash equal to the price per share paid pursuant to the Offer.

          19. The Offer is clearly in the best interests of Big B's shareholders. It is a fully financed, all cash offer, available to all Big B shareholders, for all outstanding shares. It is not "front-end loaded" or otherwise coercive in nature. The Offer price and the Proposed Merger price represent a full and fair value to Big B's shareholders.

          20. The Offer and Proposed Merger provide Big B's shareholders with the opportunity to realize a substantial premium over the market price of their shares prior to announcement of the Offer. The Offer price and the Proposed Merger price represent a substantial premium over the $9.81 per share average closing price of Big B shares for the 90-day calendar period ended September 6, 1996, the last trading date before Revco announced the Offer.

          21. The Offer and Proposed Merger do not pose any threat to the interests of Big B's shareholders or to Big B's corporate policy and effectiveness.

          22. The Offer and Proposed Merger comply or will comply with all applicable laws, obligations and agreements. The tender offer documents fairly disclose all information material to the decision of Big B's shareholders whether to accept or reject the Offer, in compliance with counterclaim-plaintiffs' obligations under the securities laws. Counterclaim-plaintiffs have made the filings required by the HSR Act and the waiting periods thereunder have expired.

                        Big B's Poison Pill

          23. On September 23, 1996, Big B announced that, on September 20, 1996, the Board of Directors of Big B voted to recommend that Big B's shareholders reject the Offer and adopted the Poison Pill, which prevents the consummation of the Offer and Proposed Merger. The adoption of the Poison Pill in these circumstances represents the Board's attempt to block counterclaim-plaintiffs from proceeding with their acquisition of Big B, regardless of the interests and wishes of the owners of Big B, the shareholders. In light of its opposition to a combination or merger, Big B may also attempt to use other defensive measures in order to prevent the shareholders from deciding upon the merits of counterclaim-plaintiffs' Offer for themselves.

          24. As part of the Poison Pill, the Board authorized and declared a dividend of one common stock purchase right (a "Right") per share of common stock of Big B, payable on October 3, 1996 to shareholders of record as of the close of business on October 3, 1996. The Rights will expire on June 30, 1997, unless the Rights are earlier redeemed or the expiration date is extended by the Big B Board (the "Final Expiration Date").

          25. The Poison Pill provides that the Rights do not become exercisable until after the "Distribution Date". The Distribution Date is defined as the earlier of (a) the close of business on the tenth day after the first public announcement that a person has acquired beneficial ownership of 10 percent or more of the outstanding shares of Big B common stock (the "Stock Acquisition Date") or (b) the close of business on such date as determined by the Board during the pendency of a tender or exchange offer the consummation of which would result in the beneficial ownership by a person of 10 percent or more of the outstanding shares of common stock.

          26. Each Right initially entitles the holder to purchase one share of Big B common stock at a price of $40 (the "Purchase Price"). The closing price of Big B common stock on September 20, 1996 (the day the Poison Pill was adopted) was $16.25 per share. The number of shares a holder can purchase per Right is subject to adjustment as described below:

          a. In the event that any person (other than members of the Bruno family and certain other excluded entities related to Big
     B) (an "Acquiring Person") becomes the beneficial owner of 10 percent or more of the outstanding shares of Big B common stock (except pursuant to a tender or exchange offer for all outstanding shares of Big B common stock, which offer has been determined to be fair and in the best interests of Big B and its shareholders by a majority of those Big B directors who are Continuing Directors (as defined therein)), then each holder of a Right, other than an Acquiring Person, is entitled, after exercising the Right and tendering the Purchase Price, to receive common stock having a market value equal to two times the Purchase Price. The effect of this provision (the "Flip-In Provision") is to entitle the holder of a Right to purchase Big B common stock having a value of $80 after paying the Purchase Price of only $40. Alternatively, the Big B Board may elect to exchange Rights (other than those held by an Acquiring Person) for shares of Big B common stock on a one-for-one basis. This provision becomes effective after Big B's right of redemption has expired.

          b. In the event that Big B is acquired pursuant to a merger or other business combination in which (1) Big B is not the surviving corporation or (2) Big B is the surviving corporation, but all of its outstanding common stock is exchanged for the securities of another entity or for cash, the holder of a Right, other than an Acquiring Person, is entitled, after exercising the Right and tendering the Purchase Price, to receive common stock of the acquiring company having a market value equal to two times the Purchase Price. This provision (the "Flip-Over Provision") becomes effective after Big B's right of redemption has expired.

          27. At any time prior to the earlier of (a) the close of business on the tenth day following the Stock Acquisition Date or
(b) the Final Expiration Date, Big B's Board, subject to the restrictions discussed below, may redeem the Rights in whole, but not in part, at a price of $0.01 per Right.

          28. The Board's ability to redeem the Rights, however, is purportedly restricted by a provision of the Poison Pill that serves no purpose other than to entrench the current Board (the "Dead Hand Restriction"). Under this provision, in the event that redemption by the Board occurs after (a) a person becomes the beneficial owner of 10 percent or more of the outstanding shares of Big B common stock (becomes an Acquiring Person) or (b) a majority of the members of the Board has been replaced pursuant to a proxy or consent solicitation in which a person participating in the solicitation has stated that it intends to become an Acquiring Person, then redemption by the Board is only effective if that Board includes "Continuing Directors" and a majority of the "Continuing Directors" concurred with the decision to redeem the Rights. "Continuing Directors" is defined as directors who were members of the Board on September 23, 1996 or whose nomination was approved or recommended by a majority of the Continuing Directors.

          29. As an alternative to redemption, at any time prior to the Distribution Date, Big B's Board may amend the Poison Pill in any respect--including an amendment to make the Poison Pill inapplicable to the Offer and Proposed Merger. However, because the Offer is currently pending, the current Board of Big B could declare the Distribution Date at any time in order to foreclose the possibility of such an amendment. Moreover, the Poison Pill restricts the ability of certain Directors to make such an amendment. Specifically, any such amendment can only be approved by Directors who are not officers of Big B and who are not representatives, nominees, Affiliates or Associates (as defined therein) of an Acquiring Person.

          30. Given the nature of the Offer and the Proposed Merger and their substantial value to Big B's shareholders, adoption of, use of or reliance upon Big B's Poison Pill or other defensive measures against the Offer or Proposed Merger represents an unreasonable response to the Offer and Proposed Merger, forecloses effective shareholder action and is in violation of Alabama law, the bylaws of Big B and the fiduciary duties owed to plaintiffs.

          31. Big B's Poison Pill is designed to make it prohibitively expensive to acquire control of Big B, and thus allows the Board to withhold approval of the Offer and Proposed Merger regardless of the interests or wishes of Big B's shareholders. Given the nature and value of the Offer and the Proposed Merger, Big B should redeem the Rights under the provisions of the Poison Pill, or amend the Poison Pill to make the Rights inapplicable to the Offer and Proposed Merger, to enable the shareholders to exercise their right as the owners of Big B to decide upon the merits of the Offer and Proposed Merger for themselves.

          32. The adoption of the Poison Pill and the failure to redeem the Rights or amend the Poison Pill violates the fiduciary duties owed to counterclaim-plaintiffs because it will deny counterclaim-plaintiffs meaningful access to or control over the assets of Big B and will hinder or prevent counterclaim-plaintiffs from exercising their fundamental shareholder rights under Alabama law. Plaintiffs will suffer irreparable injury as a result of the loss of the unique opportunity to acquire control of Big B.

          33. Under Alabama law, all shares of Big B, which has only one class and series of common stock, must have identical preferences, limitations and relative rights. See ABCA ss. 10-2B-6.01(a). Because the Rights become void in the hands of an Acquiring Person, the Flip-In and Flip-Over Provisions have the discriminatory effect of diluting the equity and voting rights of Acquiring Persons. The Poison Pill was adopted precisely because it would have that effect on counterclaim-plaintiffs should they proceed with the Offer, making consummation of the Offer and Proposed Merger a practical impossibility. Further discriminatory treatment within this single class of stock is evident in that the definition of Acquiring Person excludes, inter alia, the three members of the founding family of Big B who are currently Directors of Big B and their family members. The Poison Pill therefore violates Alabama law.

          34. Under Alabama law, Big B may issue stock only for money, labor done, or money or property actually received; and all fictitious increase of stock is void. See Alabama Constitution, Art. XII, Sec. 234. Because the Flip-In provision has the effect of allowing holders of the Rights to receive $80 worth of stock upon payment of $40, or one free share for no additional consideration, the Poison Pill violates Alabama law.

          35. Under Alabama law, no president, director or officer of Big B shall make any statement or take any action with the intent to depreciate the market value of Big B's Stock and with the further intent to permit any such person or any other person to buy Big B's Stock at less then its real value. See ABCA ss. 10-2B-8.32. Because the effect of the Flip-In provision is to depreciate the market value of each share of Big B Common Stock and to enable officers, directors and other persons to buy Big B Common Stock at less than its real value, the Poison Pill violates Alabama law.

          36. Under Alabama law, shareholders holding 10 percent or more of Big B's stock have the right to demand a special shareholders meeting for the purpose of replacing the current Board of Directors or for any other proper purpose. See ABCA ss. 10-2B-7.02(a)(2). The effect and purpose of the 10 percent threshold in the Poison Pill's definition of "Acquiring Person" is to prevent counterclaim-plaintiffs, or any other shareholders other than the Bruno family and certain other entities related to Big B, from purchasing sufficient shares to enable them to demand a special meeting without first becoming an Acquiring Person. Further, the effect and purpose of the broad definition in the Poison Pill of "Beneficial Owner" is to deter or prevent coordinated action by counterclaim-plaintiffs and other Big B shareholders to demand a special meeting because it is unclear whether the counterclaim-plaintiffs would be deemed "Beneficial Owners" of the shares of all such other shareholders, and would therefore become an Acquiring Person (collectively, these effects are hereinafter referred to as the "Special Meeting Trigger"). Because the Special Meeting Trigger is intended to deter or prevent counterclaim-plaintiffs, or any other shareholders other than the Bruno family, from exercising their fundamental shareholder right to demand, or to join with other shareholders in demanding, a special meeting, the Special Meeting Trigger violates Alabama law.

          37. The Special Meeting Trigger is a blatant attempt to entrench the current Board and to prevent counterclaim-plaintiffs, or any other group of shareholders other than the Bruno family, from calling a special meeting. The effect of the Special Meeting Trigger is to impose significant risks upon shareholders of Big B exercising their statutory rights to replace the current Board of Directors or to take other action on the part of the shareholders permitted under the ABCA. The adoption of the Special Meeting Trigger is in violation of Big B's Board's fiduciary duties and represents an intentional effort by the current Board to manipulate the corporate machinery so as to prevent a shareholder vote.

          38. The Dead Hand Restriction purports to allow the current Board to withhold approval of the Offer and Proposed Merger, even if that Board is replaced by a vote of the shareholders of Big
B. Under the Dead Hand Restriction, directors, other than Continuing Directors, elected pursuant to a proxy solicitation in which an Acquiring Person (or a person who intends to become an Acquiring Person) participates, are purportedly without power or authority to redeem the Rights so that the Offer and Proposed Merger may go forward.

          39. Under Alabama law, the shareholders of Big B have the right to elect and remove directors. See, e.g., ABCA ss. 10-2B-8.08(a). Subject only to limitations contained in the articles of incorporation or in a shareholder agreement, the duly elected directors are statutorily empowered to exercise all corporate powers and to direct the management of the business and affairs of the corporation. See ABCA ss. 10-2B-8.01(b).

          40. Because the Dead Hand Restriction, which is not contained in the Articles of Incorporation of Big B or any shareholder agreement, purports to prevent future directors from exercising certain corporate powers and to limit the ability of future directors to direct the management of the business and affairs of the corporation, the Dead Hand Restriction violates
Alabama law.

          41. The Dead Hand Restriction is a blatant attempt to entrench the current Board and to prevent counterclaim-plaintiffs from consummating the Offer and Proposed Merger regardless of the interests or wishes of Big B's shareholders. The effect of the Dead Hand Restriction is to deny the shareholders of Big B the opportunity to replace the current Board of Directors and to prevent any person intending to become an Acquiring Person, such as counterclaim-plaintiffs, from soliciting votes to replace the current Board. The adoption of the Dead Hand Restriction is in violation of Big B's Board's fiduciary duties, is designed to prevent future directors from acting in the best interests of the company and represents an intentional effort by the current Board to manipulate the corporate machinery so as to prevent the effectiveness of a shareholder vote.

          42. The Offer and Proposed Merger cannot be completed successfully unless the Poison Pill ceases to be applicable to the Offer and Proposed Merger. Because of the Special Meeting Trigger, counterclaim-plaintiffs are effectively prevented from soliciting other shareholders to demand a special meeting for the purpose of allowing the shareholders to decide whether to take action to remove the Poison Pill. Because of the Dead Hand Restriction, even if a special meeting could be called, the new directors would be unable to remove the Poison Pill. Given the nature of the Offer and Proposed Merger and their benefits, Big B should remove these barriers. In any event, Big B should not be permitted to attempt to delay consummation of the Offer and Proposed Merger or to prevent the calling of a special meeting by litigation in other forums, including litigation on the propriety of its Poison Pill.

                         Irreparable Injury

          43. Big B's use of or reliance upon its Poison Pill or other defensive measures to obstruct the Offer and Proposed Merger and any attempt to demand a special meeting will deny counterclaim-plaintiffs meaningful access to or control over the assets of Big B, will hinder or prevent counterclaim-plaintiffs from exercising their fundamental shareholder rights under Alabama law and will cause counterclaim-plaintiffs irreparable injury as a result of the loss of the unique opportunity to acquire control of Big B. These injuries will be suffered directly by counterclaim-plaintiffs and are separate and distinct from the injuries that such actions will cause Big B's other shareholders, who will be deprived of the fundamental right to decide for themselves whether or not to accept the Offer and to sell their shares for a substantial premium.

          44. Counterclaim-plaintiffs have no adequate remedy at law. Only through the exercise of the Court's equitable powers will counterclaim-plaintiffs be protected from immediate and irreparable injury. Unless the Court enjoins the application of Big B's Poison Pill to the Offer, Proposed Merger and any attempt to demand a special meeting and enjoins Big B from impeding the Offer, Proposed Merger or any attempt to demand a special meeting by any other defensive measures, including litigation in other forums, counterclaim-plaintiffs will be precluded from consummating the Offer and Proposed Merger, will be denied any meaningful access to or control over the assets of Big B and will be hindered in or prevented from exercising their fundamental shareholder rights under Alabama law. Should that occur, counterclaim-plaintiffs will have lost the unique opportunity to acquire control of Big B.

                         Declaratory Relief

          45. The Court may grant the declaratory relief sought herein pursuant to 28 U.S.C. ss. 2201 and Fed. R. Civ. P. 57. Big B's recent adoption of the Poison Pill in response to counterclaim-plaintiffs' Offer and Proposed Merger and its filing of an action seeking declaratory and injunctive against Revco and RDS with respect to the Poison Pill plainly demonstrate that there is a substantial controversy between the parties. The adverse legal interests of the parties are real and immediate. The granting of the declaratory relief requested herein will serve the public interest by affording relief from uncertainty and by avoiding delay and will conserve judicial resources by avoiding piecemeal litigation.

                              COUNT ONE
                 (DECLARATORY AND INJUNCTIVE RELIEF)

          46. Counterclaim-plaintiffs repeat, reaver, and incorporate each averment contained in Paragraphs 1 through 45 of these Counterclaims as if fully set forth herein.

          47. The Offer is fully financed; it is non-coercive and non-discriminatory; it is fair to Big B's shareholders; and it represents a substantial premium over the pre-Offer market price of Big B shares.

          48. The Proposed Merger is fully financed; it is non-coercive and non-discriminatory; it is fair to Big B's shareholders; and it represents a substantial premium over the pre-Offer market price of Big B shares.

          49. The Offer and Proposed Merger comply with all applicable laws, obligations and agreements and pose no threat to the interests of Big B's shareholders or to Big B's corporate policy or effectiveness. The adoption of, use of or reliance upon Big B's Poison Pill or any other defensive measures to prevent Big B's shareholders from deciding for themselves whether or not to accept the Offer is not proportionate to any threat posed, nor within the range of reasonable responses to the Offer or Proposed Merger, forecloses effective shareholder action and is in breach of the fiduciary duties owed to counterclaim-plaintiffs. Counterclaim-plaintiffs seek injunctive relief against such breaches of fiduciary duties.

          50. Counterclaim-plaintiffs seek injunctive and declaratory relief enjoining the operation or enforcement of the Poison Pill and these continuing breaches of fiduciary duties and an order compelling counterclaim-defendants to redeem the Rights associated with the Poison Pill.

                              COUNT TWO
                 (DECLARATORY AND INJUNCTIVE RELIEF)

          51. Counterclaim-plaintiffs repeat, reaver and incorporate each averment contained in Paragraphs 1 through 50 of these Counterclaims as if fully set forth herein.

          52. The Poison Pill violates Alabama law and was adopted in violation of the fiduciary duties of the Board of Directors of Big B. See, inter alia, Ala. Const., Art. XII, Sec. 234; ABCA ss.ss. 10-2B-6.01(a) and 10-2B-8.32.

          53. Counterclaim-plaintiffs seek injunctive and declaratory relief enjoining the operation or enforcement of the Poison Pill and these continuing breaches of fiduciary duties and an order compelling counterclaim-defendants to redeem the Rights associated with the Poison Pill.

                             COUNT THREE
                 (DECLARATORY AND INJUNCTIVE RELIEF)

          54. Counterclaim-plaintiffs repeat, reaver and incorporate each averment contained in Paragraphs 1 through 53 of these Counterclaims as if fully set forth herein.

          55. The Special Meeting Trigger and the Dead Hand Restriction violate Alabama law and were adopted in violation of the fiduciary duties of the Board of Directors of Big B in an attempt to manipulate the corporate machinery so as to entrench the current Board of Directors and to prevent future directors from acting in the best interests of the company.

          56. The adoption of the Special Meeting Trigger and the Dead Hand Restriction also violate the fiduciary duties owed to counterclaim-plaintiffs because they will deny counterclaim-plaintiffs meaningful access to or control over the assets of Big B and will hinder or prevent counterclaim plaintiffs from exercising their fundamental shareholder rights under Alabama law.

          57. Counterclaim-plaintiffs seek injunctive declaratory relief against the operation or enforcement of these illegal provisions and against these continuing breaches of fiduciary duty.

                             COUNT FOUR
                 (DECLARATORY AND INJUNCTIVE RELIEF)

          58. Counterclaim-plaintiffs repeat, reaver and incorporate each averment contained in Paragraphs 1 through 57 of these Counterclaims as if fully set forth herein.

          59. The Offer and Proposed Merger comply or will comply with all applicable laws, obligations and agreements. Big B should not be permitted to attempt to delay consummation of the Offer or Proposed Merger or any special meeting by litigation in other forums. To prevent any unnecessary impediment to consummation of the Offer or Proposed Merger or to any attempt to demand a special meeting, counterclaim-plaintiffs seek declaratory and injunctive relief against Big B's commencement of proceedings in any forum other than this Court which would impede their commencement, continuation or consummation.

WHEREFORE, counterclaim-plaintiffs respectfully request that this Court enter an order:

          (a) denying all relief sought in Big B's Complaint;

          (b) enjoining Big B, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participating with them, from taking any steps to impede or frustrate the ability of Big B's shareholders to consider and make their own determination as to whether to accept the terms of the Offer, taking any other action to thwart or interfere with the Offer or Proposed Merger, or taking any action to impede, thwart, or frustrate any attempts to demand a special meeting;

          (c) compelling Big B to redeem the Rights associated with the Poison Pill or to amend the Poison Pill so as to make the Rights inapplicable to the Offer, Proposed Merger and any attempt to demand a special meeting, and enjoining Big B, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participating with them, from taking any action to implement, distribute or recognize any rights or powers with respect to said Rights (other than to redeem the Rights), and from taking any actions pursuant to the Poison Pill that would dilute or interfere with counterclaim-plaintiffs' voting rights or equity interests or in any other way discriminate against counterclaim-plaintiffs in the exercise of their rights with respect to their Big B stock;

          (d) declaring and adjudging that the Poison Pill, the Special Meeting Trigger and the Dead Hand Restriction are in violation of Alabama law and the fiduciary duties owed to counterclaim-plaintiffs and all other Big B shareholders; compelling Big B to redeem the Poison Pill; and enjoining Big B, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participation with them, from taking any actions to enforce or apply the Poison Pill or the Special Meeting Trigger or the Dead Hand Restriction that would: interfere with counterclaim-plaintiffs' voting rights; discriminate in any way against counterclaim-plaintiffs in the exercise of their rights with respect to their Big B stock; impede or frustrate the ability of Big B's shareholders to consider and make their own determination as to whether to accept the terms of the Offer; or otherwise interfere, impede or delay the commencement, continuation or consummation of the Offer or Proposed Merger;

          (e) declaring and adjudging that the Offer and Proposed
     Merger comply with all applicable laws, obligations and agreements;

          (f) declaring and adjudging that Big B, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participation with them, may not commence, and enjoining them from commencing, in any forum other than this Court, any judicial proceedings that would require litigation, by way of claim, defense or counterclaim, of any of the claims, defenses or counterclaims which may be asserted in this lawsuit and that would delay or impede commencement, continuation or consummation of the Offer, Proposed Merger or any special meeting, including, without limitation, any proceedings challenging the Offer or Proposed Merger or seeking to enforce, apply or declare the validity of any of Big B's Poison Pill or other defensive measures;

          (g) awarding counterclaim-plaintiffs their costs and disbursements in this action, including reasonable attorneys' fees; and

          (h) granting such other and further relief as to the Court seems just and proper.




                              ------------------------
                              Hobart A. McWhorter, Jr.




                              ------------------------
                              Philip J. Carroll, III




                              ------------------------
                              Matthew A. Aiken


                            Attorneys for Defendants
                          and Counterclaim-Plaintiffs
                              Revco D.S., Inc. and
                              RDS Acquisition Inc.



OF COUNSEL:
BRADLEY, ARANT, ROSE & WHITE
P.O. Box 830709
Birmingham, Alabama 35283-0709
(205) 521-8000

Rory O. Millson
Julie A. North
CRAVATH, SWAINE & MOORE
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

                       CERTIFICATE OF SERVICE


          I hereby certify that I have this date served the
foregoing on Kaye H. Turberville, Esq., Sirote & Permutt, P.C., 2222 Arlington Avenue South, Birmingham, Alabama 35255 by delivering a
copy of same to her on this     day of September, 1996.




                                      ------------------------
                                             OF COUNSEL